EXHIBIT 4.2

DESCRIPTION OF SECURITIES

The following is a summary description of the material provisions of our capital stock, as well as other material terms of our Amended Articles of Incorporation and Bylaws.  This description is qualified in its entirety by reference to our Amended Articles of Incorporation and Bylaws, copies of which have been filed as exhibits to this report, and to the applicable provisions of Nevada corporation law.

Common Stock

We are authorized, subject to limitations prescribed by Nevada law, to issue up to 100,000,000 shares of common stock with a nominal par value of $0.0001.

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our board of directors may determine.

Voting Rights

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders.  Under our Amended Articles of Incorporation, stockholders do not have the right to cumulate votes for the election of directors.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

We are authorized to issue up to 20,000,000 shares of preferred stock with a nominal par value of $0.0001.  We may amend our Amended Articles of Incorporation in the future to allow our board of directors to authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock.  The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock.  We have no current plan to issue any shares of preferred stock.

Anti-takeover Provisions

Some of the provisions of Nevada law, our Amended Articles of Incorporation and our Bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company or removing our incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids.  These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.  We believe that the benefits of increased protection against an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals. Among other things, negotiation of such proposals could result in an improvement of their terms.

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Our Bylaws provide that:

•	our stockholders may not cumulate votes in the election of directors; and
•	we will indemnify directors and officers against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

We may also adopt provisions in the future that will allow:

•	our board of directors to designate the terms of, and issue a new series of preferred stock with, voting or other rights without stockholder approval; and or

•	a majority of the authorized number of directors to generally have the power to adopt, amend or repeal our bylaws without stockholder approval.

These provisions of our Amended Articles of Incorporation and Bylaws may have the effect of delaying, deferring or discouraging another person or entity from acquiring control of us.

NRS Sections 78.411 to 78.444 inclusive apply to combinations between resident domestic corporations (defined as a Nevada domestic corporation that has 200 or more stockholders of record) and certain affiliated stockholders (collectively, the “Interested Shareholder Combination Statutes”). We may elect to amend our Articles of Incorporation to elect not to be governed by the Interested Shareholder Combination Statutes in the future. We do not anticipate this amendment to have any immediate effect on the rights of existing stockholders. To the extent that we qualify as a resident domestic corporation in the future, the Board will be able to enter into acquisitions and combinations with entities affiliated with its executive officer, directors and control shareholders with greater ease, including without limitation, without the requirement of obtaining the approval of the stockholders in certain instances.

Anti-Takeover Provisions of the NRS

The Nevada Interested Shareholder Combination Statutes generally prohibit a Nevada corporation, with shares registered under section 12 of the Exchange Act and with 200 or more stockholders of record, from engaging in a combination (defined in the statute to include a variety of transactions, including mergers, asset sales, issuance of stock and other actions resulting in a financial benefit to the Interested Stockholder) with an Interested Stockholder (defined in the statute generally as a person that is the beneficial owner of 10% or more of the voting power of the outstanding voting shares), for a period of three years following the date that such person became an Interested Stockholder unless the board of directors of the corporation first approved either the combination or the transaction that resulted in the stockholder's becoming an Interested Stockholder. If this approval is not obtained, the combination may be consummated after the three year period expires if either (a) (1) the board of directors of the corporation approved the combination or the purchase of the shares by the Interested Stockholder before the date that the person became an Interested Stockholder, (2) the transaction by which the person became an Interested Stockholder was approved by the board of directors of the corporation before the person became an interested stockholder, or (3) the combination is approved by the affirmative vote of holders of a majority of voting power not beneficially owned by the Interested Stockholder at a meeting called no earlier than three years after the date the Interested Stockholder became such; or (b) the aggregate amount of cash and the market value of consideration other than cash to be received by all holders of common stock and holders of any other class or series of shares not beneficially owned by an Interested Stockholder meets the minimum requirements set forth in NRS Sections 78.441 through 78.444.

A Nevada corporation may adopt an amendment to its articles of incorporation expressly electing not to be governed by these provisions of the NRS, if such amendment is approved by the affirmative vote of a majority of the disinterested shares entitled to vote; provided, however, such vote by disinterested stockholders is not required to the extent the Nevada corporation is not subject to such provisions. Such an amendment to the articles of incorporation does not become effective until 18 months after the vote of the disinterested stockholders and does not apply to any combination with an Interested Stockholder whose date of acquiring shares is on or before the effective date of the amendment.

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The NRS also limits the acquisition of a controlling interest in a Nevada corporation with 200 or more stockholders of record, at least 100 of who have Nevada addresses appearing on the stock ledger of the corporation, and that does business in Nevada directly or through an affiliated corporation. According to the NRS, an acquiring person who acquires a controlling interest in an issuing corporation may not exercise voting rights on any control shares unless such voting rights are conferred by a majority vote of the disinterested stockholders of the issuing corporation at a special or annual meeting of the stockholders. In the event that the control shares are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all the voting power, any stockholder, other than the acquiring person, who does not vote in favor of authorizing voting rights for the control shares is entitled to demand payment for the fair value of such person's shares.

Under the NRS, a controlling interest means the ownership of outstanding voting shares of an issuing corporation sufficient to enable the acquiring person, individually or in association with others, directly or indirectly, to exercise (1) one-fifth or more but less than one-third, (2) one-third or more but less than a majority, or (3) a majority or more of the voting power of the issuing corporation in the election of directors. Outstanding voting shares of an issuing corporation that an acquiring person acquires or offers to acquire in an acquisition and acquires within 90 days immediately preceding the date when the acquiring person became an acquiring person are referred to as control shares.

The control share provisions of the NRS do not apply if the corporation opts-out of such provisions in the articles of incorporation or bylaws of the corporation in effect on the tenth day following the acquisition of a controlling interest by an acquiring person.

These statutes do not currently apply to us and we intend to opt out of the business combination or acquisition of a controlling interest statutes in the future.

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